FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2002
                                    --------

                              IMA Exploration Inc.
                 (Translation of registrant's name into English)

                                     0-30464
                                (SEC File Number)

                   #709 - 837 West Hastings Street, Vancouver,
                      British Columbia, V6C 3N6 (Address of
                          principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X             Form 40-F
                              -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                No  X
                              -----             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                IMA Exploration Inc.
                                                (Registrant)

Date:  October 29, 2002                      By /s/ William Lee
     --------------------                       --------------------------------
                                                (Signature)*
                                          Name: William Lee
                                                --------------------------------
                                         Title: Director
                                                --------------------------------

      *Print the name and title of the signing officer under his signature.


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                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT


Section 85(1) of the Securities Act, British Columbia (the "British Columbia Act") Section 118(1) of the Securities Act, Alberta (the "Alberta Act") Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828


2.   Date of Material Change

     October 29, 2002


3.   Press Release

     A press release dated October 29, 2002, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.


4.   Summary of Material Change(s)

     Please see attached press release for details.


5.   Full Description of Material Change

     Please see attached press release for full details.


6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not Applicable


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                                      - 2 -


7.   Omitted Information

     Not Applicable


8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828


9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.



DATED at Vancouver, British Columbia, this 25th day of October, 2002.



                                           /s/ William Lee
                                           ------------------------------------
                                           William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.
                      Suite 709 - 837 West Hastings Street
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
      tel: (604) 687-1828 . fax: (604) 687-1858 . toll free: 1-800-901-0058 internet: http://www.imaexploration.com . e-mail: info@imaexploration.com
                                TSX-V Symbol: IMR
                               OTCBB Symbol: IMXPF
                   Frankfurt & Berlin Symbol: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                    October 29, 2002


                   IMA DISCOVERS HIGH GRADE GOLD ON LAS BAYAS
                               PROPERTY, ARGENTINA


IMA Exploration Inc. is pleased to announce additional Phase I results and provide an update of exploration activities on its 100% owned Las Bayas property in the Esquel region of Patagonia, southern Argentina. The Company's Exploration Manager, Keith Patterson, M.Sc., is now enroute to join IMA's exploration team on the Las Bayas project to evaluate drill targets and arrange the logistics for an upcoming drill program on this high priority project.

The results listed below are from the "Bola Vein", which is located within a 4.5 x 1.5 kilometre zone of intense quartz veining at the southern end of the 10 kilometre long Las Bayas Mineralized Corridor (see attached map).

Gold Equivalent
  (Au+Ag/70)       g/t Gold      g/t Silver      Width (metres)        Sample #
---------------    --------      ----------      --------------        ---------
  27.13 g/t          15.33          826.3             0.2                 M554
  14.71 g/t           7.75          487.5             1.7              2441-2442
   6.21 g/t           3.92          160.0             0.25                2442
  16.18 g/t           8.41          544.0             1.45                2441
   6.22 g/t           5.64           40.7             1.6                 2437
  26.27 g/t          25.8            32.7            float                M15

The selected highlights in the above table from the Las Bayas "Bola Vein" have been confirmed by check assays. Samples were taken at semi-regular intervals along a 350 metre strike length, and grades are in grams per tonne (g/t).

The results from the completed Las Bayas exploration program confirm that the setting is very similar to the geological model for the upper portions of a high-grade, low-sulphidation epithermal gold system, such as the Esquel discovery in Patagonia (3.8 million ounces of gold, 6.9 million ounces of silver).

IMA's exploration team is very encouraged with the results to date, including elevated pathfinder element values that have proven to be regionally important, and feel that the Bola Vein may represent the upper margins of the predicted gold zone, thus demonstrating a significant potential for the Las Bayas system to host an economic gold deposit. The Bola Vein is exposed on surface over a 350 metre strike length and has widths of 1.5 to 4.0 metres. At its north end the Bola vein intersects a zone of quartz breccia that has returned elevated gold values and highly anomalous mercury.


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                                      - 2 -

The Las Bayas Mineralized Corridor extends over 10 kilometres in length and is defined by the Bayas Core Area (4.5 x 1.5 km) and the South Window. The 5 kilometre distance between the Core Area and South Window is covered by a thin layer of younger sandstone which the Company believes to be concealing additional mineralization. Quartz veins at the South Window are similar in character to those at the Core Area and have returned values of up to 1.2 g/t gold.

As reported previously, high arsenic and mercury values combined with mapped and petrographically defined vein textures indicate that the present level of erosion at Las Bayas is above the predicted 'boiling' or bonanza-grade gold zone. All available data collected from surface point to the classic Buchanan
(1981) model for low-sulphidation epithermal veins and predicts the gold zone to be 50 to 100 metres below the present surface. Assays for the Patagonia Phase I program where performed by ALS Chemex, and check assays were carried out by an independent lab, Alex Stewart Assayers. IMA's geological team conducting the exploration program in the region is highly experienced, and have an intimate knowledge of the local geology. The exploration team includes: Paul Lhotka, Ph.D., P.Geo., who has extensive experience in low sulphidation epithermal gold vein systems; Sergio Kain, B.Sc., who was a member of Brancote PLC's geological team that was credited with the Esquel discovery; and Daniel Bussandri, B.Sc., a local Argentine geologist with substantial experience in the Patagonia region. The Company's property scout in Patagonia, Claudio Peres Posio, B.Sc., has played an important part in the acquisition of 75,000 ha of property for IMA over the last 2 1/2 years and also worked with Brancote PLC during the early stages of the Esquel discovery.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms. The Company is a well-positioned junior mining Company that is focused on growth through exploration. For more information please visit IMA's web site at http://www.imaexploration.com/.

ON BEHALF OF THE BOARD

/s/ Dr. Gerald G. Carlson
-------------------------------
Dr. Gerald G. Carlson, Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by e-mail info@imaexploration.com, or visit the Company's web site at www.imaexplorations.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. 2002 Number 20

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